Filed Pursuant to Rule 433

Registration No. 333-234810

Term Sheet dated December 1, 2020

1.450% Senior Notes due 2023

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	BBB- (Negative Outlook) / BBB- (Negative Outlook) (S&P / Fitch)

Title of Securities:	1.450% Senior Notes due 2023 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	December 1, 2020

Settlement Date:	December 3, 2020 (T+2)

Final Maturity Date:	October 2, 2023

Aggregate Principal Amount:	$450,000,000 (which will be a further issuance of, will be interchangeable with and will be consolidated and form a single series with, the $750,000,000 aggregate principal amount of 1.450% Senior Notes due 2023 issued on September 18, 2020)

Gross Proceeds:	$457,402,500

Underwriting Discount:	0.400%

Net Proceeds to Ally before Estimated Expenses:	$455,602,500

Coupon:	1.450%

Issue Price:	101.645% (plus accrued interest of $1,359,375 in the aggregate for the period from and including September 18, 2020, to, but excluding, December 3, 2020)

Benchmark Treasury:	0.25% due November 15, 2023

Benchmark Treasury Yield:	0.223%

Spread to Benchmark Treasury:	62 bps

Yield:	0.843%

Interest Payment Dates:	Semi-annually, in arrears on April 2 and October 2 of each year, until maturity, commencing April 2, 2021

Optional Redemption:

The notes will be redeemable at Ally’s option, in whole or in part, at any time or from time to time, on or after June 1, 2021 (180 days from December 3, 2020) (or, if additional notes are issued thereafter, beginning 180 days after the issue date of such additional notes) and prior to September 2, 2023 (30 days prior to the maturity date) at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes to be redeemed matured on September 2, 2023 (30 days prior to the maturity date) (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement) plus 25 basis points.

On and after September 2, 2023 (30 days prior to the maturity date), the notes will be redeemable, in whole or in part, at any time and from time to time, at Ally’s option at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BL3 ISIN: US02005NBL38

Joint Book-Running Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Co-Managers:	Academy Securities, Inc. Great Pacific Securities Multi-Bank Securities, Inc. Samuel A. Ramirez & Company, Inc.

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.